

May 25, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re:** **VeraSun Energy Corporation**
> **Response to Correspondence Dated May 25, 2006**
> **Relating to Amendment No. 2 to Form S-1**
> **Filed May 23, 2006**
> **File No. 333-132861**

Dear Mr. Endres:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Shareholders, page 78

1. We note your proposed response to comment 2 of our letter dated May 24, 2006. Please include the representations contained in the response in your prospectus.

Financial Statements for the Quarter Ended March 31, 2006
Note 4—Stock-Based Compensation, page F-36

2. We have reviewed your responses to comments three and four. Despite the significant uncertainty regarding the emergence of the ethanol industry and the volatility of ethanol prices during the first quarter of 2006, we would expect a reasonable valuation to reflect an increase in the value of your common stock of greater than the $0.05 per share you have recorded for the first quarter of 2006.

The Duff and Phelps valuation report you refer to in your response estimated the value of your common stock as of December 31, 2005. On April

28, 2006 you estimated the value of your common stock as of March 31, 2006 using the same assumptions originally used by Duff and Phelps in their December 31, 2005 analysis. However, we note the following items:

- You met with underwriters regarding the possibility of an IPO two months earlier, and in the intervening period, before the end of the quarter, you filed a Form S-1.

- Your April 28 analysis assumed three plants, despite your plans to build two additional plants, which you discuss in the prospectus summary and elsewhere in the Form S-1 you filed on March 30, 2006.

- Based on the information you provided, it appears that the per gallon rack price of ethanol increased 11%, from $2.15 to $2.38, between the November 30, 2005 offering and March 31, 2006. This is compared to the subsequent increase of 12% from $2.38 at March 31 to the average rack price per gallon to date for May of $2.66.

- It is our understanding that certain companies in the ethanol industry have experienced significant stock price increases subsequent to March 31, 2006; however, it also appears that such increases were preceded by similar increases during the period from November 30, 2005 to March 31, 2006.

Although we acknowledge the dramatic increase in the price of ethanol and your valuation due to recent developments in the market, it appears that a significant portion of the increase in the value of your common stock occurred prior to March 31, 2006.

3. We have reviewed your response to comment six. If true, please confirm that the original terms of each of the options that had a measurement date prior to the April 1, 2006 provided for acceleration upon an initial public offering. In this regard, we note your statement on page F-38 that "certain" service awards provide for accelerated vesting upon a change in control.

Exhibits

4. We note your response to comment 8 of our letter dated May 24, 2006. Please expand upon your response to discuss your view that the contract is immaterial, given your prospectus disclosure regarding the agreement and American Milling's anticipated participation in your directed share program. This response should include the substantive terms of the contract, particularly its consideration. In addition please confirm that American Milling is not a related party or, alternatively, revise your prospectus to disclose the nature of the relationship.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Donald L. Endres
VeraSun Energy Corporation
May 25, 2006
Page 4

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

                              Sincerely,

                              Pamela A. Long
                              Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
       Stoel Rives LLP
       900 SW Fifth Avenue
       Suite 2600
       Portland, Oregon 97204